Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-07

Silver North Announces Charity Flow Through LIFE Private Placement for Gross Proceeds of up to C$2.1 Million

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, June 23, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce a non-brokered private placement (the “Offering”) for aggregate gross proceeds of up to $2,100,000 from the sale of charity flow-through units of the Company (the “CFT Units”) to be sold at a price of $0.21 per CFT Unit. Each CFT Unit will be comprised of one common share that will qualify as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share (a “Warrant Share”) for a period of 48 months from the issue date of the Offered Securities at an exercise price of $0.35 per Warrant Share.

The Company intends to use the gross proceeds raised from the sale of CFT Units for exploration and related programs on the Company’s Haldane and GDR mineral properties in the Yukon Territory.

The Company will use an amount equal to the gross proceeds from the sale of CFT Units, pursuant to the provisions in the Tax Act, to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Tax Act (the “Qualifying Expenditures”) related to the Company's projects in the Yukon, on or before December 31, 2026, and to renounce all the Qualifying Expenditures in favour of the subscribers of the CFT Units effective December 31, 2025. If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each CFT Unit subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

The Company may pay finders’ fees comprised of cash and non-transferable warrants in connection with the Offering, subject to compliance with the policies of the TSX Venture Exchange (“TSXV”). Completion of the Offering and the payment of any finders’ fees remain subject to the receipt of all necessary regulatory approvals, including the approval of the TSXV.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), the Offered Securities will be offered for sale to purchasers resident in Canada and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). Because the Offering is being completed pursuant to the Listed Issuer Financing Exemption, the securities issuable from the sale of Offered Securities to Canadian resident subscribers in the Offering will not be subject to a hold period pursuant to applicable Canadian securities laws.

There is an offering document related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.silvernorthres.com. Prospective investors should read this offering document before making an investment decision.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, as amended, or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

Use of Proceeds

Proceeds from the contemplated financing will be used for exploration of the Company’s Haldane and GDR projects, both of which are located in Yukon Territory. A prospecting, sampling and mapping program is slated for the Veronica claim block of the GDR Project, located adjacent to the Company’s Tim Property (under option to Coeur Mining) in the Silvertip District of southern Yukon. Exploration will follow up on an unexplained multi-element soil geochemical anomaly thought to potentially reflect covered CRD-style silver-lead-zinc mineralization.

At Haldane, a 10 hole (2,500 m) diamond drilling program will target expansion of Keno-style silver lead-zinc mineralization at the newly identified Main Fault target, a wide zone with at least three high grade silver veins identified to date. Drilling will aim to expand both along strike and to depth of the two discovery holes completed in 2024, one of which returned 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc over 1.83 metres.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim silver project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.